SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
VIA EDGAR TRANSMISSION Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Mr. Tony Watson	ONE MANHATTAN WEST NEW YORK, NY 10001 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com July 1, 2022
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Re:	FTAI Infrastructure LLC Amendment No. 1. To Registration Statement on Form 10 Submitted May 24, 2022 (CIK No. 0001899883)

Dear Mr. Watson,

On behalf of our client, Fortress Transportation and Infrastructure Investors LLC (“Our Client” or “FTAI”), we hereby provide responses to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 2, 2022 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1. to Registration Statement on Form 10 submitted by FTAI Infrastructure LLC (a subsidiary of Our Client, the “Company” or “FTAI Infrastructure”) to the Commission on May 24, 2022 (the “Registration Statement” or “Amendment No. 1”).

Concurrently with the submission of this letter, the Company is submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an Amendment No. 2 to the Registration Statement on Form 10 (“Amendment No. 2”) in response to the Staff’s comment and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 2. All references to page numbers and captions (other than those in the Staff’s comment and unless otherwise stated) correspond to the page numbers and captions in Amendment No. 2.

* * * * *

Mr. Watson
Securities and Exchange Commission
July 1, 2022

Amendment No. 1. To Form 10 filed May 24, 2022

Unaudited Pro Forma Combined Consolidated Financial Information, page 59

1.
We note your response to prior comment 4. Please tell us and consider disclosing how you arrived at the $10 per share price for your common stock in Noted 2(d) on page 66.  Also, please tell us if you performed any valuations of the spin-off in relation to the $300 million preferred equity and how that relates to the $10 per share value used for your common stock.

Response: The Company respectfully advises the Staff that the $10 per share price for common stock was based on the exercise price of preferred stock warrants negotiated with a third party, and the disclosure also included the corresponding impact from a $1 change to the per share price on the valuation and related accretion.

The Company has reconsidered this assumption and believes that the book value of equity is a reasonable approximation of fair value consistent with valuations performed, and reflects an appropriate discount to the preferred shares. Accordingly, the Company has updated its pro forma financial statements to reflect a $6.50 per share price of common stock. This per share price approximates the book value of shareholder’s equity per outstanding common share as of the date of the pro forma balance sheet.

Mr. Watson
Securities and Exchange Commission
July 1, 2022

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  If you have any questions regarding this filing, please contact Michael Schwartz at (212) 735-3694.

Sincerely,

/s/ Michael J. Schwartz
Michael J. Schwartz
Skadden, Arps, Slate, Meagher & Flom LLP